SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______________ TO _______________

Commission file number 001-15014

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN
(Full title of the Plan)

One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481
(Address of the Plan) (Zip Code)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUN LIFE FINANCIAL INC.
(Name of the Issuer)

150 King Street, West, Suite 1400
Toronto, Ontario Canada M5H 1J9
(Address of the Issuer's Principal Executive Office) (Zip Code)

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Items 1-3. The audited statement of financial condition and the audited statement of income and changes in plan equity are omitted pursuant to Item 4 of Form 11-K.

Item 4. Financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA:

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

INDEX TO FORM 11-K

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-16

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2011:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	17-18

SIGNATURES	19

EXHIBIT INDEX	20

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Sun Life Financial (U.S.) Services Company, Inc.
Sun Advantage Savings and Investment Plan
Wellesley Hills, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the Sun Advantage Savings and Investment Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2011 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
June 27, 2012

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:
Investments, at fair value:
Participant Directed Funds:
Short-Term Investment Fund	$ 371,764	$ 449,825
Registered investment companies	270,070,842	261,816,671
Vanguard Retirement Savings Trust II	76,805,642	71,812,767
Sun Life Financial Stock Fund	6,545,227	9,807,152
Assets held in Self-Managed Accounts	6,806,275	5,342,133

Total investments	360,599,750	349,228,548

Receivables:
Employer contributions receivable	412,997	417,433
Notes receivable from participants	4,624,826	5,071,611

Total receivables	5,037,823	5,489,044

TOTAL ASSETS	365,637,573	354,717,592

Adjustment from fair value to contract value for
fully benefit-responsive stable value fund	(3,556,591)	(2,827,851)

NET ASSETS AVAILABLE FOR BENEFITS	$ 362,080,982	$ 351,889,741

The accompanying notes are an integral part of these financial statements.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010

ADDITIONS:
Contributions:
Employer contributions	$ 21,581,710	$ 21,063,372
Participant contributions	18,859,803	18,582,288
Participant rollover contributions	1,410,626	2,152,029

Total contributions	41,852,139	41,797,689

Investment (Loss) Income:
Net (depreciation) appreciation in fair value of investments	(17,954,190)	31,103,962
Interest	2,205,907	2,069,134
Dividends	8,334,697	4,823,818

Net investment (loss) income	(7,413,586)	37,996,914

Interest income on notes receivable from participants	183,153	203,046

DEDUCTIONS:
Benefits paid to participants	24,272,147	17,544,041
Administrative expenses	158,318	129,550

INCREASE IN NET ASSETS	10,191,241	62,324,058

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	351,889,741	289,565,683

End of year	$ 362,080,982	$ 351,889,741

The accompanying notes are an integral part of these financial statements.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1.	DESCRIPTION OF THE PLAN

The following description of the Sun Advantage Savings and Investment Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan established for the benefit of the Company’s U.S. employees and the U.S. employees of its affiliates that elected to become participating employers under the Plan.  The sponsor of the Plan is Sun Life Financial (U.S.) Service Company, Inc. (the “Company” or the “Plan Sponsor”).  The purpose of the Plan is to permit eligible employees of the Company and participating employees to defer and receive employer-matching contributions in order to provide funds for employees in the event of death, disability, unemployment and retirement.  Any employee, 21 years or older, is eligible to become a participant in the Plan as soon as administratively feasible after his or her first day of employment.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan includes a Retirement Investment Account (“RIA”) for the participants of the Plan, including certain participants of the Sun Life Financial (U.S.) Services Company, Inc. Retirement Income Plan ("Defined Benefit Plan") whose benefits under the Defined Benefit Plan were frozen as of December 31, 2005.  The RIA participants of the Plan have additional employer contributions made to the Plan as discussed below.

Effective March 31, 2010, the Trustee of the Plan was changed from State Street Bank and Trust Company to ING National Trust.

Contributions - Once an employee becomes eligible to participate in the Plan, he or she may elect to become a participant in the 401(k) account by entering into a salary reduction agreement.  The agreement provides that the participant agrees to accept a reduction in compensation in an amount equal to 1% to 60% of his or her compensation.  In addition, participants who are age 50 and greater at the end of the calendar year can make up to $5,500 in catch-up contributions. During 2009, the Plan adopted a feature allowing after-tax Roth contributions which can either replace or complement the 401(k) pre-tax contributions. Similar to 401(k) contributions, Roth contributions can be made in an amount equal to 1% to 60% of his or her compensation.  Participants also may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participating employers contribute an amount equal to 50% of the first 6% of compensation that a participant contributes to the Plan.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

1.

DESCRIPTION OF THE PLAN (CONTINUED)

Contributions (continued)

The participating employers also contribute to the RIA a percentage of participant’s eligible compensation as determined per the following chart based on the sum of the participant’s age and service on January 1 of the applicable plan year–

Age Plus Service	Company Contribution
Less than 40	3%
At least 40 but less than 55	5%
At least 55	7%

For RIA participants who are at least age 40 on January 1, 2006 and whose age plus service on January 1, 2006 equals or exceeds 45, the participating employers also contribute to the RIA from January 1, 2006 through December 31, 2015, a percentage of the participant’s eligible compensation as determined per the following chart based on the participant’s age and service on January 1, 2006 –

	Service
Age	Less than 5 years	5 or more years
At least 40 but less than 43	3.0%	5.0%
At least 43 but less than 45	3.5%	5.5%
At least 45	4.5%	6.5%

Participant Accounts - Individual accounts are maintained for each participant of the Plan.  Each participant's account is credited with the participant's contribution, the participating employer's contribution, and allocations of Plan earnings, and charged with an allocation of Plan losses and investment related expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan.  Participant selections of one or more of the investment options must be in multiples of 1%.  Participating employer contributions are invested in accordance with participant investment allocations.  The Plan currently offers many registered investment companies, the Sun Life Financial Stock Fund (a party-in-interest), a self-managed account and a stable value fund as investment options for participants.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the participating employer's contribution portion of their accounts is based on years of continuous service.  A participant vests at the rate of 20% per year of credited service and is 100% vested after five years of credited service. A participant is fully vested in his or her share of the participating employer contributions upon retirement at normal retirement age or older, disability, or death, regardless of the length of service.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

1. DESCRIPTION OF THE PLAN (CONTINUED)

Participant Loans - A participant may borrow up to 50% of his or her vested account balance with a minimum loan balance of $1,000 and a maximum loan balance of $50,000.  Repayment is effected through payroll deductions over a period of one to five years for non-mortgage loans and over a period of one to fifteen years for mortgage loans.  Loan repayments are credited against investments, as allocated in the participant's account.  The loans are secured by the balance in the participant's account and bear interest at local prevailing rates at the time funds are borrowed. At December 31, 2011, interest rates range from 3.25% to 8.50%.  Maturity dates are through November 30, 2026.

Payment of Benefits - The Plan provides for normal retirement benefits to be paid to participants who have reached the age of 65.  If the participant's service with the participating employer terminates, other than by reason of retirement, the participant may elect to receive his or her distribution following his or her termination of employment.  Distributions will be made in installments or in a lump sum, except if the participant's account balance is $5,000 or less, in which case payment will be made only in a lump sum.

Forfeited Accounts - In the event that a participant terminates service prior to completing five years with the participating employer, the nonvested portion of his or her account will be forfeited.  At December 31, 2011 and 2010, forfeited amounts not yet allocated totaled $123,758 and $73,005, respectively.  These accounts will be used to reduce future participating employer contributions.  Employer contributions were reduced by $970,239 and $1,034,655 from forfeited nonvested accounts for the years ended December 31, 2011 and 2010, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates - The preparation of the financial statements in conformity with GAAP requires the Plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment instruments, including registered investment companies, a stable value fund, and a stock fund.  Investment securities in general, are exposed to various risks, such as interest rate, credit, and market risk.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near-term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in registered investment companies are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Notes Receivable From Participants - Participant notes receivable are measured at their unpaid principal balance plus any accrued, but unpaid interest.  Delinquent participant loans are recorded as distributions based on terms of the Plan document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.  There were no participants, who have elected to withdraw from the Plan, but have not yet been paid at December 31, 2011 and 2010.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan Sponsor except for certain fees which are paid by the participants. These fees include loan fees, advisory fees, and fund redemption fees.

Excess Contributions Payable - The Plan is required to return contributions received during the Plan year in excess of IRC limits.

New and Adopted Accounting Pronouncements - In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2010-06 “Fair Value Measurement and Disclosures (Topic 820) - Improving Disclosures about Fair Value Measurements,” which provides amendments to FASB Accounting Standards Codification (“ASC”) Topic 820 “Fair Value Measurements and Disclosures” that will provide more robust disclosures about the following:

➢ The different classes of assets and liabilities measured at fair value;
➢ The valuation techniques and inputs used;
➢ The transfers between Levels 1, 2, and 3; and
➢ The activity in Level 3 fair value measurements.

Certain new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 31, 2009.  Disclosures about purchases, sales, issuances and settlements in the roll-forward of activities in Level 3 are effective for fiscal years beginning after December 15, 2010.  The Plan adopted this guidance on January 1, 2010.  The enhanced disclosures required by ASU 2010-06 for the periods beginning after December 31, 2009, are included in Note 6.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 Accounting Pronouncements Not Yet Adopted - In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820):  Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in GAAP and IFRSs,” which changes the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements.  Some of the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  Many of the requirements in this update are not meant to result in a change in application of the requirements of FASB ASC Topic 820, “Fair Value Measurement,” but to improve upon an entity’s consistency in application across jurisdictions to ensure that GAAP and IFRS fair value measurement and disclosure requirements are described in the same way.  The amendments in ASU 2011-04 are effective, on a retrospective basis, for fiscal years and interim periods within those fiscal years beginning after December 15, 2011.  The Plan will adopt ASU 2011-04 on January 1, 2012 and does not expect its requirements to significantly impact the Plan’s financial statements.

3.	PLAN ADMINISTRATOR AND TRUSTEE

The Benefit Plans Committee (the "Committee") is the named Plan Administrator of the Plan.  At December 31, 2011, the Committee consisted of seven members.  ING National Trust is the named Trustee of the Sun Advantage Savings and Investment Plan.

4.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter dated October 29, 2002, in which the Internal Revenue Service stated that the Plan and related trust as then designed were in compliance with the applicable regulations of the IRC.  The Plan has been amended since receiving the determination letter and the Company refiled an application for a favorable determination on January 29, 2010. The Internal Revenue Service (“IRS”) acknowledged receipt of the application in a letter to the Company, dated March 4, 2010.  The Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and the related trust continue to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  Plan management has determined as of December 31, 2011 and 2010 that the Plan has taken no uncertain tax positions that require recognition or disclosure in the financial statements. The Plan is subject to audit by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Committee believes it is no longer subject to income tax examinations for years prior to 2008.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.	INVESTMENTS

The Plan's investments that represented 5% or more of the fair value of the Plan's net assets available for benefits as of December 31 were as follows:

	2011	2010
Registered investment companies
Vanguard Institutional Index Fund	$ 41,706,403	$ 38,373,993
Vanguard Morgan Growth Fund	30,175,248	33,006,324
Vanguard Total Bond Market Index Fund	22,951,647	19,750,189
Collective trust
Vanguard Retirement Savings Trust II	76,805,642	71,812,767

During 2011 and 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(17,954,190) and $31,103,962, respectively, as follows:

	2011	2010
Registered investment companies	$ (14,066,914)	$ 29,679,520
Sun Life Financial Stock Fund	(3,930,961)	393,996
Assets held in Self-Managed Accounts	43,685	1,030,446
Net (depreciation)/appreciation in fair value of investments	$ (17,954,190)	$ 31,103,962

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In determining fair value, the Plan uses various methods including market, income and cost approaches.  The Plan utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs.

The Plan has categorized its financial instruments that are carried at fair value into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

6.      INVESTMENTS (CONTINUED)

On April 1, 2009, the FASB issued additional guidance on estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, as well as guidance on identifying circumstances indicating that a transaction is not orderly.  The Plan reviewed its pricing sources and methodologies and has concluded that its various pricing sources and methodologies are in compliance with this guidance.  During the year ended December 31, 2011, there were no changes to these valuation techniques and the related inputs.

Investments recorded at fair value in the Plan’s statement of net assets available for benefits are categorized as follows:

Level 1

•   Unadjusted quoted prices for identical assets or liabilities in an active market.

The types of investments utilizing Level 1 valuations include investments in publicly traded mutual funds with quoted market prices, Sun Life Financial Stock Fund and assets held in self-managed accounts.

Level 2

• Quoted prices in markets that are not active or significant inputs that are observable either directly or indirectly.

Level 2 inputs include the following:

a)	Quoted prices for similar investments in active markets,

b)	Quoted prices for identical or similar investments in non-active markets,

c)	Inputs other than quoted market prices that are observable, and

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

The type of investment utilizing Level 2 valuations is the Vanguard Retirement Savings Trust II stable value fund.

Level 3

•   Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's assumptions about what a market participant would use in pricing the asset or liability.

The Plan does not currently hold investments types that are utilizing Level 3 valuations.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

6.      INVESTMENTS (CONTINUED)

The following table presents the Plan’s categories for its investments measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total

Investments, at fair value:
Registered investment companies
Balanced funds	$ 35,002,275	$ -	$ -	$ 35,002,275
Domestic stock funds	158,689,753	-	-	158,689,753
Fixed income funds	42,790,197	-	-	42,790,197
International stock funds	33,588,617	-	-	33,588,617
Total registered investment companies	270,070,842	-	-	270,070,842

Short-Term Investment Fund	371,764	-	-	371,764
Vanguard Retirement Savings Trust II	-	76,805,642	-	76,805,642
Sun Life Financial Stock Fund	6,545,227	-	-	6,545,227
Assets held in Self-Managed Accounts	6,806,275	-	-	6,806,275

Total investments measured at fair value on a recurring basis	$ 283,794,108	$ 76,805,642	$ -	$ 360,599,750

The following table presents the Plan’s categories for its investments measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total

Investments, at fair value:
Registered investment companies
Balanced funds	$ 33,480,206	$ -	$ -	$ 33,480,206
Domestic stock funds	159,411,651	-	-	159,411,651
Fixed income funds	36,039,716	-	-	36,039,716
International stock funds	32,885,098	-	-	32,885,098
Total registered investment companies	261,816,671	-	-	261,816,671

Short-Term Investment Fund	449,825	-	-	449,825
Vanguard Retirement Savings Trust II	-	71,812,767	-	71,812,767
Sun Life Financial Stock Fund	9,807,152	-	-	9,807,152
Assets held in Self-Managed Accounts	5,342,133	-	-	5,342,133

Total investments measured at fair value on a recurring basis	$ 277,415,781	$ 71,812,767	$ -	$ 349,228,548

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

6.      INVESTMENTS (CONTINUED)

The Plan determines transfers between levels based on the fair value of each security as of the beginning of the reporting period. The Plan did not transfer assets into or out of Levels 1, 2 and 3 during the years ended December 31, 2011 and 2010.

The methods and assumptions that the Plan uses in determining the estimated fair value of its financial instruments that are measured at fair value on a recurring basis are summarized below:

Shares of registered investment companies - The Plan’s investment in shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

Sun Life Financial Stock Fund - The Plan’s investment in the Sun Life Financial Stock Fund is valued at quoted market prices.

Assets held in self-managed accounts - Assets held in self-managed accounts include registered investment companies and exchange traded stocks and bonds.  These assets are stated at fair value based on quoted market prices of the assets held in the accounts.

Collective trust fund - The Plan’s investment in the collective trust fund is stated at fair value as determined by the issuer of the collective trust fund based on the fair market value of the underlying investments. The collective trust, which is a stable value fund, with underlying investments in fully benefit-responsive investment contracts is valued at fair market value of the underlying investments and then adjusted by the issuer to contract value, as discussed below.

In accordance with FASB ASC Topic 962 “Plan Accounting – Defined Contribution Pension Plans,” the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7.
STABLE VALUE FUND

The Vanguard Retirement Savings Trust II (the “Trust”), is a collective investment trust established on August 31, 2001, under Section 404 of the Pennsylvania Banking Code.  The Trust provides for the collective investment of assets of tax-exempt pension and profit-sharing plans. The Trust invests solely in Vanguard Retirement Savings Trust Master Trust (“VRST Master Trust”). The underlying investments in VRST Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts, and bond mutual funds that are selected by the Trustee, Vanguard Fiduciary Trust Company.  The issuers’ ability to meet these obligations may be affected by economic developments in their respective companies and industries.  An investment in the Trust is neither insured nor guaranteed by the U.S. government or by Vanguard, and there is no assurance that the VRST Master Trust will be able to maintain a stable net asset value of $1 per unit.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

7.
STABLE VALUE FUND (CONTINUED)

Investments held by the Trust are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets of the Trust attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the underlying defined-contribution plans.
Traditional investment contracts issued by insurance companies and banks are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value.  For traditional investment contracts, fair value compromises the expected future cash flows for each contract discounted to present value.  Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.  The crediting rate on traditional contracts is typically fixed for the life of the investment.

The Trust imposes certain restrictions on the Plan, and the Trust itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Trust to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

Limitations on Contract Value Transactions — Any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. The following events may limit the ability of the Trust to transact at contract value:

➢ Partial or complete legal termination of the Trust or a unit holder
➢ Tax disqualification of the Trust or unit holder
➢ Certain Trust amendments if issuers’ consent is not obtained

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of participant, employer, or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform the pre-established investment guidelines.

8.	EXEMPT PARTY-IN-INTEREST

An affiliate of the Plan Sponsor manages several mutual fund investment options within the Plan.  These investments include MFS High Income Fund and MFS Total Return Fund, each of which is an investment company registered under the Investment Company Act of 1940. Investment advisory fees are paid from the funds to the affiliate.  Fees paid by the Plan for investment management services were included as a reduction of the return on each fund.

At December 31, 2011 and 2010, the Plan held 353,414 and 325,819 shares, respectively, of common stock of Sun Life Financial Inc., an affiliate of the Plan Sponsor, with cost bases of $10,725,338 and $10,092,663, respectively.  During the years ended December 31, 2011 and 2010, the Plan recorded dividend income from such securities of $666,581 and $440,480, respectively.  These transactions qualified as permitted party-in-interest transactions.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Vanguard Retirement Savings Trust II per the statements of net assets available for benefits to the Form 5500 as of December 31, 2011 and 2010.

	2011	2010

Vanguard Retirement Savings Trust II, per the financial statements	$ 76,805,642	$ 71,812,767
Adjustment from fair value to contract value for interest in
fully benefit-responsive stable value fund per financial statements	(3,556,591)	(2,827,851)
Value of interest in common/collective trusts	$ 73,249,051	$ 68,984,916

10.	SUBSEQUENT EVENT

On March 21, 2012, a discretionary amendment to the Plan was executed. The amendment provides that any participant with a vested percentage less than 100% will be 100% vested if the applicable participating employer notifies the Committee that the participant has satisfied the following three conditions: (1) the participant is notified in writing on or before February 28, 2012, that his or her employment with a participating employer will be terminated on or after March 9, 2012; (2) such termination of employment occurs as a result of Sun Life Financial Inc. closing its domestic U.S. variable annuity and individual life products to new sales effective December 30, 2011; and (3) the participant submits to the participating employer and does not revoke an executed waiver and release agreement as a condition of receiving post-employment severance payments and begins receiving those severance payments.

* * * * * *

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN
Employer ID No: 26-3730703
Plan No: 005

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2011

(a)	(b) Identity of Issue,	(c) Description of Investment,	(d) Cost**	(e) Current
	Borrower, Lessor	Including Collateral, Rate		Value
	or Similar Party	of Interest, Maturity Date,
		Par or Maturity Value
***	Vanguard	Vanguard Retirement Savings Trust II - Collective Trust
		73,249,051 shares		$ 73,249,051
		Registered investment companies:
*	Massachusetts Financial Services	MFS High Income Fund -
		2,334,810.852 shares		7,844,964
		MFS Total Return Fund -
		1,146,308.742 shares		16,071,249
	Fidelity Investments	Fidelity Low-Priced Stock Fund -
		213,642.929 shares		7,633,462
		Fidelity Small Cap Stock Fund -
		619,107.859 shares		10,240,044
		Fidelity Advisor Diversified International Fund -
		776,477.210 shares		10,754,210
	Vanguard	Vanguard Growth Index Fund -
		147,422.025 shares		4,340,104
		Vanguard Institutional Index Fund -
		362,538.272 shares		41,706,403
		Vanguard Total Bond Market Index Fund -
		2,086,513.310 shares		22,951,647
		Vanguard Mid-Cap Index Fund -
		192,015.759 shares		5,401,403
		Vanguard Small Cap Index Fund -
		123,058.151 shares		3,701,589
		Vanguard Inflation-Protected Securities Fund -
		1,062,319.427 shares		11,993,586
		Vanguard Value Index Fund -
		258,822.961 shares		5,512,929
		Vanguard Developed Markets Index Fund -
		1,100,191.686 shares		9,263,614
		Vanguard Morgan Growth Fund -
		557,150.101 shares		30,175,248
	JP Morgan	JP Morgan Mid Cap Growth Fund -
		754,752.473 shares		14,778,054
	T. Rowe Price	T. Rowe Price International Stock Fund -
		1,104,214.281 shares		13,570,795
		T. Rowe Price Equity Income Fund -
		419,937.173 shares		9,683,751
		T. Rowe Price Mid-Cap Value Fund -
		703,137.661 shares		15,040,115
		T. Rowe Price Retirement Income Fund -
		27,269.923 shares		353,146
		T. Rowe Price Retirement 2010 Fund -
		26,974.334 shares		405,154
		-17-

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN
Employer ID No: 26-3730703
Plan No: 005

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2011

(a)	(b) Identity of Issue,	(c) Description of Investment,	(d) Cost**	(e) Current
	Borrower, Lessor	Including Collateral, Rate		Value
	or Similar Party	of Interest, Maturity Date,
		Par or Maturity Value
		T. Rowe Price Retirement 2015 Fund -
		179,893.193 shares		2,083,163
		T. Rowe Price Retirement 2020 Fund -
		157,589.659 shares		2,507,251
		T. Rowe Price Retirement 2025 Fund -
		218,198.944 shares		2,526,744
		T. Rowe Price Retirement 2030 Fund -
		169,784.451 shares		2,808,235
		T. Rowe Price Retirement 2035 Fund -
		198,977.188 shares		2,320,074
		T. Rowe Price Retirement 2040 Fund -
		131,075.942 shares		2,171,928
		T. Rowe Price Retirement 2045 Fund -
		159,721.716 shares		1,761,731
		T. Rowe Price Retirement 2050 Fund -
		141,849.288 shares		1,312,106
		T. Rowe Price Retirement 2055 Fund -
		29,489.869 shares		681,494
	American Funds	American Funds The New Economy Fund -
		88,595.289 shares		2,111,226
	Alger	Alger SmallCap and MidCap Growth Fund -
		56,292.317 shares		858,458
	Alliance Bernstein	AllianceBernstein Small /Mid Cap Value Fund -
		78,582.512 shares		1,213,314
	Selected American	Selected American Shares -
		159,575.340 shares		6,293,651
		Subtotal Registered investment companies		270,070,842
	Self-Managed Accounts	Self-Managed Accounts -		6,806,275
*	Sun Life Financial	Sun Life Financial Stock Fund -
		353,414 shares		6,545,227
*	Plan participants	Participant loans (net of $438,502 in deemed distributions), secured by underlying participant account balances, interest rates from 3.25% to 8.50%, maturity dates through 2026		4,624,826
	State Street	State Street Global Advisors Short-Term Investment Fund - 371,764 shares		371,764
		TOTAL		$ 361,667,985

* Party-in-interest.
** Cost is not required for participant directed investments and therefore has not been included.
*** Vanguard Retirement Savings Trust II is recorded at contract value.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN
(Name of Plan)

By: /s/ Celeste C. Butler
Celeste C. Butler
Member Benefit Plans Committee

Dated: June 28, 2012

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm -20-